

October 14, 2015

Mail Stop 4546

Via E-mail
Daniel N. Bass
Chief Financial Officer
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **Fortress Investment Group LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Response dated July 6, 2015**
> **File No. 001-33294**

Dear Mr. Bass:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

1. Your response to comment 2 and sample disclosure focuses on a year-over-year comparison and does not address trends that develop within a quarter, such as the fourth quarter trend you discussed during your earnings call and in the February 26, 2015 earnings release. To the extent that a trend develops during the course of a quarter, it may be more useful to compare the quarter end value to the prior quarter end value. To the extent quarterly results illustrate a longer term trend, it may also be useful to compare the year end. Please confirm that you will identify and discuss material trends that

develop during the course of a quarter by contrasting the quarter end value with prior quarter(s) when appropriate.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 238

2.   We note your response to prior comment 5 which indicates that you transferred the fair value of the controlling interest, $101.0 million, to Mr. Levinson for no consideration. Please tell us why you do not disclose this dollar value in your discussion of the transaction on pages 42-43 of your definitive proxy statement and whether you would, if applicable, disclose this amount as part of your FY2015 Form 10-K disclosure concerning transactions with related persons.

Form 10-Q for the Quarterly Period Ended March 31, 2015

General

3.   We continue to evaluate your responses to prior comments 5, 6 and 7 and may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Klein at (202) 551-3847 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director